

March 20, 2014

Via Facsimile
Mr. William F. Oplinger
Chief Financial Officer
Alcoa Inc.
390 Park Avenue
New York, NY 10022-4608

> **Re: Alcoa Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 13, 2014**
> **File No. 1-3610**

Dear Mr. Oplinger,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

General

1.   We note from various media sources and from your Form 10-K that you are the recipient of certain "regional premiums" associated with metals warehousing. Please revise future filings, beginning with your next Form 10-Q, to provide the following expanded disclosures in MD&A:

- Your disclosures indicate you have derivative contracts related to regional premiums, which implies the premiums are a separate revenue element. Disclose and discuss the nature and purpose of the premiums and provide a breakout of premium revenues and any associated direct costs, for each period presented;

- Disclose the amounts that the premiums represent in your average realized prices per metric ton of aluminum for each relevant segment for each period presented;

- We note the LME and European regulators have made recent changes to aluminum warehousing rules. Please expand your risk factor disclosure to more fully discuss the implications to your financial statements of current LME warehousing rule changes as well as the potential for and impact of rule changes in the U.S. It appears the rule changes could have a negative impact on the amount of premiums you may receive in the future. If that is accurate, your disclosures should, at a minimum, address the potential impact on revenues, net earnings, inventory valuations and fixed asset valuations;

- It appears global aluminum inventory supply could potentially flood the marketplace for some period of time as a result of reduced warehousing periods. If you believe this is reasonably possible, please disclose how you would expect to react to any shift in available aluminum supply, including any potential for reduced production. Also, provide investors with indicative disclosures of the expected amount of time that would be required for the marketplace to work through existing aluminum supply (assuming current demand levels) currently residing in warehouses as well as the likely effect on global aluminum prices. To the extent you expect a significant change in global aluminum prices resulting from an increased supply of aluminum, disclose and discuss the potential impact anticipated pricing changes could have on your financial statements.

- Provide us draft disclosure enhancements as part of your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 75

Goodwill, page 77

2. We note your disclosure that you have a reporting unit known as "Alcoa Power and Propulsion." Please clarify whether this reporting unit services the power and propulsion industries by supplying engineered products and solutions or if it comprises your power generation business and underlying power generation assets. If this reporting unit does not supply engineered products and solutions, please explain your basis for including it in the Engineered Products and Solutions reportable segment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief